Exhibit 2.1

 EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
Dated as of April 16, 2017
among
MOCON, INC.
AMETEK, INC.
and AMETEK ATOM, INC.

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 16, 2017 (the “Agreement Date”), among MOCON, Inc., a Minnesota corporation (the “Company”), AMETEK, Inc., a Delaware corporation (“Parent”), and AMETEK Atom, Inc., a Minnesota corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties”.

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company (the “Merger” and together with the other transactions contemplated by this Agreement, collectively, the “Transactions”), in accordance with the Minnesota Business Corporation Act (the “MBCA”), whereby each of the issued and outstanding shares (the “Shares”) of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) (other than Excluded Shares) will be converted into the right to receive $30.00 per Share, payable net to the holder in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Law;

WHEREAS, the Board of Directors of the Company (the “Company Board”), as required by the MBCA, among other things, unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, including the Merger, (iii) recommended that the Company’s shareholders approve and adopt this Agreement and the Merger (the “Company Board Recommendation”); and (iv) directed that the approval of the Merger and the adoption of this Agreement be submitted to the shareholders of the Company;

WHEREAS, (i) the Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and (ii) Parent, as the sole shareholder of Merger Sub, has adopted and approved this Agreement;

WHEREAS, the Board of Directors of Merger Sub has (i) approved this Agreement and declared its advisability and (ii) recommended the adoption and approval of this Agreement by the sole shareholder of Merger Sub;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 9.03.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01     The Merger.

(a)     Subject to the terms and conditions of this Agreement, and in accordance with the MBCA, at the Effective Time the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the MBCA and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Company”. The Parties agree that, for U.S. federal income tax purposes, Merger Sub (and its actions hereunder) shall be disregarded and the Merger shall be treated as a taxable purchase by Parent from shareholders of the Company of the Shares converted in the Merger. The Merger shall have the effects set forth in this Agreement and in Section 302A.641 of the MBCA.

(b)     At the Effective Time, (i) the Restated Articles of Incorporation of the Company as in effect as of the Agreement Date (the “Company Charter”) shall be amended and restated in their entirety to be identical to the form attached as Exhibit A and as so amended shall be the articles of incorporation of the Surviving Company, until thereafter amended as provided therein or in accordance with applicable Law, and (ii) the Third Restated Bylaws of the Company as in effect as of the Agreement Date (the “Company Bylaws”) shall be amended in their entirety to read the same as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Company, until thereafter amended as provided therein or in accordance with applicable Law.

(c)     The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Company. The individuals specified by Parent prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Company, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Company.

(d)     If at any time after the Effective Time, the Surviving Company shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Section 1.02     Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Fox Rothschild LLP, 222 South Ninth Street, Suite 2000, Minneapolis, Minnesota 55402 at 9:00 a.m., Central time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03     Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Minnesota Secretary of State the articles of merger relating to the Merger (the “Articles of Merger”), executed in accordance with the relevant provisions of the MBCA. The Merger shall become effective at the time that the Articles of Merger have been duly filed with the Minnesota Secretary of State, or at such later time as the Company and Parent shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock, any other securities of the Company or any shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)     Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)     Cancellation of Parent-Owned Stock and Subsidiary-Owned Stock. Each share of Company Common Stock that is owned directly by Parent, Merger Sub or by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Merger Sub) immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)     Conversion of Company Common Stock. Subject to Sections 2.02 and 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) any shares of Company Common Stock cancelled in accordance with Section 2.01(b) and (y) except as provided in Section 2.03, any shares of Company Common Stock the holder of which (i) has not voted in favor of approval of the Merger and adoption of the Plan of Merger, (ii) has demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA, and (iii) as of the Effective Time has not effectively withdrawn or lost such dissenter’s rights (the shares referred to in clause (y), the “Dissenting Shares” and together with the shares referred to in clause (x), the “Excluded Shares”) shall be converted into the right to receive the Merger Consideration. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that it is not otherwise authorized or permitted to undertake by the terms of this Agreement.

(d)     Treatment of Equity and Equity-Based Awards. All outstanding Company Stock Options shall be treated in accordance with Section 6.04(a).

Section 2.02     Exchange of Certificates; Payment Fund.

(a)     Paying Agent. Prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration (which, for the avoidance of doubt, shall not include any amounts payable to holders of Company Stock Options pursuant to Section 6.04(a)). Immediately prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Certificates (other than Certificates representing Excluded Shares), for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund”.

(b)     Letter of Transmittal. As reasonably promptly as practicable after the Effective Time (and in any event within three Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock (other than Excluded Shares) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval (not to be unreasonably withheld, conditioned or delayed), and shall be prepared prior to the Closing), together with instructions thereto.

(c)     Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock (other than Excluded Shares) represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto and the Certificates so surrendered shall forthwith be cancelled, or (ii) in the case of shares of Company Common Stock (other than Excluded Shares) held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid or is not applicable (as reasonably determined by Parent). Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form). Payment of the applicable Merger Consideration with respect to shares of Company Common Stock held in book-entry form shall be made only to the person in whose name such shares are registered.

(d)     No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Company shall be required to deliver shares of Company Common Stock or other capital stock of the Company, Parent or the Surviving Company to any Person as a result of the exercise of or in settlement of any Company Stock Options, and that all such Company Stock Options shall be cancelled and the holders of such Company Stock Options shall only be entitled to receive the consideration, if any, provided to them under Section 6.04(a) and shall not have any other rights or remedies with respect thereto.

(e)     Termination of Payment Fund. Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock (other than Excluded Shares) for one year after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon. Any portion of the Payment Fund remaining unclaimed by holders of shares of Company Common Stock (other than Excluded Shares) as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(f)     No Liability. None of the Company, Parent, Merger Sub, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)     Investment of Payment Fund. The Paying Agent shall invest the Payment Fund if and as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1 billion, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the sole and exclusive property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)     Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from any amounts payable to any Person (including, without limitation, payments treated as compensation made pursuant to Section 6.04 of this Agreement) pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law and pay such withholding amount over to the appropriate Governmental Entity. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and (ii) if reasonably required by the Parent, the receipt by it of an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 2.03     Dissenter’s Rights.

(a)     Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of approval of the Merger and adoption of the plan of merger required by the MBCA and set forth herein and who is entitled to appraisal rights under Section 302A.471 of the MBCA, and who has properly exercised and perfected such holder’s demand for appraisal rights under Section 302A.473 of the MBCA (the “Dissenter’s Rights”), shall not be converted into or represent a right to receive the Merger Consideration as provided in Section 2.01, but instead the holders of such Dissenting Shares shall be entitled to the payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with such holder’s Dissenter’s Rights. In such case, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except with respect to Dissenter’s Rights and as provided in this Section 2.03. Notwithstanding the foregoing, if any such holder shall have failed to perfect or shall have otherwise waived, or effectively withdrawn or lost such holder’s right to appraisal under the Dissenter’s Rights or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Dissenter’s Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under the Dissenter’s Rights shall cease, such shares shall no longer be considered Dissenting Shares for purposes hereof, and such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Section 2.01.

(b)     The Company shall provide prompt written notice to Parent of any notices or demands for appraisal by any holder of shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to the Dissenter’s Rights, and, to the extent permitted by applicable Law, Parent shall have the right to participate in all negotiations and proceedings with respect to any such notices or demands. The Company shall not, without the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, compromise, settle or offer to settle any such notices or demands, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the MBCA, or agree to do any of the foregoing. If the Surviving Company makes any payment with respect to the Dissenting Shares to the holders thereof pursuant to the Dissenters’ Rights, then any portion of the Merger Consideration relating to such Dissenting Shares held in the Payment Fund shall be delivered by the Paying Agent to the Surviving Company upon demand.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct.

Section 3.01     Organization, Standing and Power. Each of Parent and Merger Sub is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Transactions and to perform each of its obligations hereunder. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.02     Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions have been duly authorized by all necessary corporate action, and no other corporate proceedings (including, for the avoidance of doubt, any shareholder approval) on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the Articles of Merger as required by the MBCA). The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Transactions; (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and Parent as its sole shareholder; (iii) declaring this Agreement advisable; and (iv) recommending that Parent, as sole shareholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole shareholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Parent, as sole shareholder of Merger Sub, has adopted and approved this Agreement and the Transactions. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03     No Conflicts; Consents.

(a)     The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Transactions will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the governing or organizational documents of Parent or Merger Sub; (ii) any Contract to which either Parent or Merger Sub is a party or by which any of their respective properties or assets is bound; or (iii) assuming that all filings and other matters referred to in Section 3.03(b) have been obtained, any Judgment or Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)     No Permit or Consents of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, merger control, trade regulation or similar Laws, (ii) the filing of the Articles of Merger with the Minnesota Secretary of State, and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iii) complying with any applicable requirements of the Exchange Act, (iv) any filings with the SEC as may be required by Parent or Merger Sub in connection with this Agreement and the Transactions, (v) any filings required under the rules and regulations of NASDAQ or NYSE and (vi) such other matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.04     Information Supplied. None of the information with respect to Parent or Merger Sub supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, when filed with the SEC and at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company or its Representatives for inclusion or incorporation by reference therein.

Section 3.05     Litigation. There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or Merger Sub that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.06     Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent for which the Company could have any liability prior to the Effective Time.

Section 3.07     Merger Sub. Merger Sub is a direct or indirect wholly-owned Subsidiary of Parent. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.08     Minnesota Business Corporation Act. Neither Parent nor Merger Sub, nor any Affiliate or associate (as defined in Section 302A.011 of the MBCA) of either of the foregoing is, nor at any time during the last four years has been, an “interested shareholder” of the Company as defined in Section 302A.011, Subd. 49 of the MBCA.

Section 3.09     Available Funds. Parent has, and Parent and Merger Sub will have at the Effective Time, cash and cash equivalents and/or available sources of credit sufficient to enable Parent and Merger Sub to consummate the Transactions on the terms contemplated by this Agreement, and to make all payments contemplated by this Agreement, including payment of the aggregate Merger Consideration at the Closing, repayment or refinancing of any Indebtedness required as a result of the consummation of the Merger, and all fees and expenses in connection with the Transactions.

Section 3.10     Certain Arrangements. There are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that, as of the date hereof, relate in any way to the Company or any of the Company Subsidiaries or the Transactions or (ii) pursuant to which any holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to adopt this Agreement or the Transactions or agrees to vote against any Superior Proposal.

Section 3.11     No Reliance. Except for the representations and warranties of the Company contained in Article IV or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, each of Parent and Merger Sub acknowledges that it is not relying, and has not relied, on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except (i) as set forth in the Company SEC Documents furnished or filed and publicly available after January 1, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents”), and only to the extent reasonably apparent from the disclosure therein (but excluding any disclosures in the Filed Company SEC Documents under the headings “Risk Factors” or “Forward-Looking Statements” and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature, other than any factual information contained therein) (it being understood that this clause (i) shall not be applicable to Section 4.03 and Section 4.04) or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify any other section in this Article IV to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section.

Section 4.01     Organization, Standing and Power.

(a)     Each of the Company and each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept) except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)     The Company has made available to Parent a true and complete copy of (a) the Company Charter, (b) the Company Bylaws, and (c) the articles of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as in effect as of the Agreement Date. Each of the Company Charter, the Company Bylaws and such articles of incorporation and bylaws (or equivalent organizational documents) is in full force and effect. The Company is not in violation of any provisions of the Company Charter or the Company Bylaws. None of the Company Subsidiaries is in violation of any of the provisions of its articles of incorporation and bylaws (or equivalent organizational documents).

Section 4.02     Company Subsidiaries.

(a)     Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Company Subsidiary and the percentage of the outstanding share capital or other equity interests of each Company Subsidiary owned by the Company and each other Company Subsidiary.

(b)     All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned, of record and beneficially, by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(c)     Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, none of the Company or any Company Subsidiary owns, directly or indirectly, or has any contractual or other obligation to acquire, any capital stock, membership interests, partnership interests, joint venture interest, voting securities of, or other direct or indirect equity interests in, or any interest convertible into or exchangeable or exercisable for any capital stock, membership interests, partnership interests, joint venture interest or voting securities of, or other equity in, any Person, in each case, other than securities held for investment by the Company or the Company Subsidiaries in the ordinary course of business, nor will the Company or any Company Subsidiary have any of the foregoing on the Closing Date except as permitted by this Agreement.

Section 4.03     Capital Structure.

(a)     The authorized capital stock of the Company consists of 22,000,000 shares of Company Common Stock and 3,000,000 shares of undesignated capital stock (the “Undesignated Capital Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on April 14, 2017, (i) 5,867,127 shares of Company Common Stock were issued and outstanding; (ii) no shares of Undesignated Capital Stock were issued and outstanding; (iii) 1,191,832 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans; (iv) 797,119 shares of Company Common Stock were issuable upon exercise of outstanding Company Stock Options, all of which were granted under Company Stock Plans; and (v) 46,415 shares of Company Common Stock were reserved for issuance under the Company’s 2015 Employee Stock Purchase Plan (the “ESPP”). Except as set forth in this Section 4.03(a), at the close of business on April 14, 2017, no shares of capital stock or voting securities of, or other equity interests in or equity-based awards of, the Company were issued, reserved for issuance or outstanding. Section 4.03(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on April 14, 2017, of all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant and the vested and unvested portion. The Company Stock Options are the only awards granted and outstanding under any of the Company Stock Plans and no other equity or equity-based awards have been granted (except to the extent previously exercised, terminated or forfeited) or promised to be granted by the Company.

(b)     All outstanding shares of Company Common Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options pursuant to the Company Stock Plans and applicable award agreements will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right, anti-dilutive rights or any similar right under any provision of any applicable Law, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. All grants of equity awards or other rights with respect to shares of Company Common Stock to current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary have been made in accordance with the terms of the applicable Company Stock Plans and award agreements thereunder and any policy of the Company or the Company Board (including any committee thereof) relating to the grant of such awards or rights, and, to the Knowledge of the Company, with the terms of Section 409A of the Code. Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options, commitments, agreements, derivative contracts, forward sale contracts or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary.

(c)     Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of Company Stock Options, and (iii) forfeitures of Company Stock Options, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options, commitments, agreements, derivative contracts, forward sale contracts or other rights referred to in clause (x), (y) or (z) of Section 3.04(b). There are no debentures, bonds, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s shareholders or any Company Subsidiary’s equity holder may vote (“Company Voting Debt”). None of the Company or any of the Company Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or any other agreement with respect to the voting, sale or transfer of any capital stock or voting securities of, or other equity interests in, the Company or any of the Company Subsidiaries. None of the Company or any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

Section 4.04     Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the voting power of all shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”). The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company (or its shareholders) is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. The Company Board has duly adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present: (i) declaring that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders; (ii) approving and declaring advisable this Agreement, the plan of merger (as such term is used in Section 302A.611 of the MBCA) contained in this Agreement and the Transactions, including the Merger (such approval having been made in accordance with the MBCA, including for purposes of Section 302A.613, Subd. 1, thereof); (iii) recommending that the Company’s shareholders approve the Merger and adopt such plan of merger; and (iv) directing that the approval of the Merger and the adoption of such plan of merger be submitted to the shareholders of the Company. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Shareholder Approval, which is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to approve the Transactions, no other corporate proceedings on the part of the Company (or its shareholders) are necessary to authorize or adopt this Agreement or to consummate the Transactions (except for the filing of the Articles of Merger as required by the MBCA). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.05     No Conflicts; Consents.

(a)     The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Transactions will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or any loss of a material benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment, Law or Permit, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (i) (with respect to any Company Subsidiary only), (ii) and (iii) above, any matters which would not be material to the Company and the Company Subsidiaries, taken as whole.

(b)     No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Proxy Statement and compliance with other applicable requirements of the Exchange Act or Securities Act; (ii) (A) compliance with and filings under the HSR Act and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, merger control, trade regulation or similar Laws; (iii) any filings required under the rules and regulations of NASDAQ, (iv) the filing of the Articles of Merger with the Minnesota Secretary of State, and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; (iv) compliance with NASDAQ rules and regulations; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06     SEC Documents; Undisclosed Liabilities.

(a)     The Company has timely furnished or filed (as applicable) all reports, schedules, forms, statements, certifications and other documents (including exhibits and other information incorporated therein and any amendments required to be made with respect thereto) required to be furnished or filed (as applicable) by the Company with the SEC since January 1, 2016 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Company SEC Documents”). The effects of any uncorrected misstatements (taking into account SEC Staff Accounting Bulletin Nos. 99 and 108) accumulated by the Company’s external auditors pertaining to the consolidated financial statements included in the Company SEC Documents are immaterial, individually and in the aggregate, to the consolidated financial statements of the Company, taken as a whole.

(b)     Each Company SEC Document (i) at the time filed, complied and were prepared in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows as of the dates thereof and for the periods shown (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), in conformity with GAAP.

(c)     Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2016 (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the ordinary course of business since December 31, 2016 that individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect and (iv) for liabilities and obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent, threatened, or otherwise, either mature or unmatured) which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP. The Company has no outstanding Indebtedness other than under the Existing Credit Agreement and capital lease obligations incurred in the ordinary course of business.

(d)     Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents.

(e)     The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2016, and, except as set forth in the Company SEC Documents, such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant roles in the Company’s internal controls over financial reporting. As of the date hereof, the Company has not identified any material weaknesses in internal controls and the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due. Neither the Company nor any Company Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(f)     The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)     None of the Company Subsidiaries is, or has at any time since January 1, 2016 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(h)     The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since December 31, 2014, and all responses to such comment letters filed by or on behalf of the Company. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. There are no formal internal investigations, SEC inquiries or investigations or other inquiries or investigations by any Governmental Entity that, to the Knowledge of the Company, are pending or threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(i)     Since December 31, 2015, subject to any applicable grace periods, the Company has been in and is in compliance with the applicable provisions of SOX in all material respects.

(j)     Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein). Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any material side agreement (written or oral) or similar Contract with any dealer, distributor or customer.

(k)     To the Knowledge of the Company, no employee of the Company has provided or is providing information to any Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company, nor, to the Company’s Knowledge, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(l)     There are no outstanding loans or other extensions of credit (excluding reimbursable ordinary business expenses) made by the Company or any of the Company Subsidiaries to any of its executive officers (as defined in Rule 3b-7 under the Exchange Act) or directors.

Section 4.07     Information Supplied. The Proxy Statement will not, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Proxy Statement, and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The letter to shareholders, notice of meeting, proxy statement (as amended or supplemented from time to time) and forms of proxy to be filed with the SEC and distributed to shareholders in connection with the Merger are collectively referred to herein as the “Proxy Statement”. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and any other applicable Laws. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 4.08     Absence of Certain Changes or Events. From December 31, 2016 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From December 31, 2016 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects, and has not taken an action that would be prohibited by Section 5.01 (a), (e), (f), (g), (h), (i), (l), (m), (n), (o), (q), (r) and (s) if it were taken after the date of this Agreement and prior to the Effective Time.

Section 4.09     Taxes.

(a)     Except as otherwise provided on Section 4.09(a) of the Company Disclosure Letter, and except for matters in the following clauses (iii), (v), (vii), (viii), (ix) and (x) that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole: (i) each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all federal and other Tax Returns required to have been filed, and such Tax Returns are accurate, correct and complete in all material respects; (ii) each of the Company and each Company Subsidiary has paid all federal and other material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP; (iii) each of the Company and each Company Subsidiary has made adequate provisions in accordance with GAAP, appropriately and consistently applied, in the financial statements set forth in the Company SEC Documents for the payment of all material Taxes for which the Company and each Company Subsidiary may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed; (iv) none of the Company nor any Company Subsidiaries has incurred any material liability for Taxes since the date of the financial statements set forth in the most recent Company SEC Documents outside the ordinary course of business or otherwise inconsistent with past practice; (v) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP; (vi) none of the Company or any Company Subsidiary has failed to timely withhold, collect, remit, or report any material amounts, whether individually or in the aggregate, required to have been withheld, collected, remitted and reported in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder or any other Person; (vii) none of the Company or any Company Subsidiary is subject to Tax in a jurisdiction in which it does not file income Tax Returns, and no claim has been made in writing by any taxing authority that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns; (viii) none of the Company or any Company Subsidiary has any liability for any Tax of any Person (other than the Company and the Company Subsidiaries) as a transferee or successor, by contract, or otherwise or as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group that solely includes the Company and the Company Subsidiaries); (ix) there are no pending or, to the Knowledge of the Company, threatened in writing claims, audits, examinations, suits, requests for written rulings (and no such rulings currently bind the Company or any Company Subsidiary), investigations or other proceedings in respect of Taxes or Tax Returns relating to the Company or any Company Subsidiary; and (x) no deficiency for Taxes has been asserted or assessed in writing by any Governmental Entity against the Company or any Company Subsidiaries, which deficiency has not been satisfied by payment, settled or been withdrawn, or is not being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP.

(b)     None of the Company or any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and any wholly owned Company Subsidiary). None of the Company or any Company Subsidiary is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which the Company is or was the common parent).

(c)     Within the past four years, none of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d)     None of the Company or any Company Subsidiary has participated in, or is or has been required to make any disclosures with respect to, any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of state, local or foreign Law).

(e)     Neither the Company nor any Company Subsidiary knowingly has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency or has changed its method of accounting in a manner that would require the Company or any Company Subsidiary to include, and the Company and each Company Subsidiary are not otherwise required to include, any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Effective Time.

(f)     None of the Company or any Company Subsidiary has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(g)     Except for the consummation of the Merger, since April 3, 2012, none of the Company or any Company Subsidiary has experienced an “ownership change” within the meaning of Section 382(g) of the Code.

(h)     There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for Permitted Liens.

(i)     Except as otherwise set forth in Section 4.09(i) of the Company Disclosure Letter, no non-U.S. Company Subsidiary that is classified as a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for U.S. federal income Tax purposes has generated a material amount of “subpart F” income (within the meaning of Section 952(a) of the Code) in prior taxable years, and no such Company Subsidiary is expected to generate a material amount of such “subpart F” income for the current taxable year.

(j)     Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income as a result of (i) any change in accounting method initiated by it or any other relevant party on or prior to the Closing Date, (ii) closing agreements pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law entered into on or prior to the Closing Date, (iii) an installment sale or open transaction arising on or prior to the Closing Date, (iv) a prepaid amount received, or paid, on or prior to the Closing Date, (v) deferred gains arising from a transaction on or prior to the Closing Date or (vi) an election under Section 108(i) of the Code.

(k)     Neither the Company nor any of the Company Subsidiaries has (i) issued any “covered debt instrument” described in Treasury Regulation Section 1.385-3(b)(2), or (ii) engaged in a distribution or acquisition described in paragraphs (A) through (C) of Treasury Regulation Section 1.385-3(b)(3)(i).

Section 4.10     Benefits Matters; ERISA Compliance.

(a)     Section 4.10 of the Company Disclosure Letter sets forth a complete and correct list identifying all Company Benefit Plans (as defined herein). The Company has made available to Parent true and complete copies of (i) all Company Benefit Plans and all amendments thereto; (ii) for the most recent plan year, (A) the annual report on Form 5500 (or similar filing under applicable Law) with respect to each Company Benefit Plan and (B) if applicable, actuarial valuation reports; (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required (or other written explanation (if any) provided to employees in the case of a material Company Benefit Plan for which such a summary plan description is not required); (iv) each trust agreement, group annuity contract or other funding mechanism relating to any material Company Benefit Plan; and (v) all determination letters or opinion letters in respect of any Company Benefit Plan issued by the IRS. For purposes of this Agreement, “Company Benefit Plans” means, collectively, all “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and all other pension, retirement, supplemental retirement, deferred compensation, equity or equity-based compensation (including options), severance, retention, change in control, fringe benefit, loan, bonus, incentive, sabbatical, disability, death benefit, hospitalization, medical, dental, vision, cafeteria benefit, dependent care, welfare benefit, life insurance, accident insurance or other plans, arrangements, programs, policies, contracts or understandings providing, or designed to provide, employee benefits to any current or former directors, officers, employees or consultants (including their dependents or beneficiaries) of the Company or any Company Subsidiary or that is sponsored, maintained, entered into, contributed to or obligated to be contributed to by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary is a party, whether written or oral or with respect to which the Company (including on account of its ERISA Affiliates) has or would have any liability (contingent or otherwise).

(b)     Each Company Benefit Plan which is intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code is so qualified and has received a favorable determination letter (or has an opinion letter on which it can rely) from the IRS to that effect, and no such determination letter or opinion letter has been revoked nor are there circumstances reasonably likely to result in revocation of any such favorable determination or opinion letter and to the Knowledge of the Company, no revocation has been threatened.

(c)     None of the Company or any Company Subsidiaries nor any of the Company’s ERISA Affiliates sponsors, maintains or contributes to (or has any obligation for any of the foregoing) or has within the past six years sponsored, maintained or contributed to (or had any obligation for any of the foregoing) (i) a single-employer pension plan that is subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code), or (v) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. None of the Company and the Company Subsidiaries nor any of the Company’s ERISA Affiliates has incurred any liability under Title IV of ERISA which has not been satisfied in full, including Withdrawal Liability, and to the Knowledge of the Company, no conditions exist that could reasonably be likely to result in the Company or any Company Subsidiary incurring liability under Title IV of ERISA.

(d)     No Company Benefit Plan provides (and neither the Company nor any Company Subsidiary has an obligation for) health, medical, dental, life or other welfare benefits (whether or not insured) after retirement or other termination of employment other than (i) for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law; or (ii) benefits under insured plans maintained by the Company providing such benefits in the event an employee is disabled at the time of termination of the employee’s employment with the Company and the conversion privileges provided under such insured plans. There has been no communication to any person that could reasonably be expected to promise or guarantee any such benefits.

(e)     Each Company Benefit Plan has been funded, operated and administered in all material respects in accordance with its terms and is in substantial compliance with the requirements of ERISA, the Code, the Patient Protection and Affordable Care Act and all other applicable Laws. There are no pending or, to the Knowledge of the Company, threatened suits, actions, proceedings, arbitrations mediations, audits, hearings, inquiries or investigations against any Company Benefit Plan, any fiduciary thereof, or the Company or any Subsidiary with respect to any Company Benefit Plan (other than routine claims for benefits).

(f)     To the Knowledge of the Company, none of the Company, any Company Subsidiaries, any officer or director of the Company or of any Company Subsidiaries or any of the Company Benefit Plans which are subject to ERISA, including the Company Benefit Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or of any Company Subsidiary to any tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA, in any such case, in an amount that would be material.

(g)     Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable rules, regulations and guidance promulgated thereunder (collectively, “Section 409A”) so as to avoid any tax, penalty or interest under Section 409A and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” within the meaning of IRS Notice 2005-1) at any time after October 3, 2004 and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A. Neither the Company nor any Company Subsidiaries has been required to report any taxes due as a result of a failure to comply with Section 409A and neither the Company nor any Company Subsidiaries has any obligation to provide any indemnity or gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed or accelerated pursuant to Section 409A, 457A, 280G or 4999 of the Code.

(h)     Except as disclosed on Section 4.10(h)(i) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, including the Merger, will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or of any of the Company Subsidiaries to any severance pay, increase in severance pay or any other payment or other benefits or result in any such payment or benefits becoming due, except as expressly provided in this Agreement; (ii)  increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, (iii) accelerate the time of payment or vesting of amounts due any such director, employee, consultant or independent contractor, (iv) result in any forgiveness of indebtedness, trigger any funding obligation (through a grantor trust or otherwise) under any Company Benefit Plan, or (v) impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan. Except as disclosed on Section 4.10(h)(ii) of the Company Disclosure Letter, no amounts payable (whether in cash, property or the vesting of property or otherwise) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) nor will any amounts payable fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code as a result of the occurrence of the transactions contemplated by this Agreement, either alone or in combination with another event. Except as disclosed on Section 4.10(h)(iii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any Contract or plan that would reasonably be likely to result, separately or in the aggregate, in the payment of any material amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of any other applicable Tax Laws).

(i)     All material contributions required to be made to any Company Benefit Plan by applicable Law, regulation, or any plan document, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have in all material respects been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been in all material respects fully reflected on the financial statements set forth in the Company SEC Documents.

(j)     Notwithstanding any provision to the contrary, the representations and warranties contained in Section 4.10(a) through. Section 4.10(g) and Section 4.10(i) do not apply to any Company Benefit Plan adopted or maintained by the Company or any Company Subsidiary principally for the benefit of employees outside the United States (“Non-U.S. Plan”). Any Non-U.S. Plan has been maintained in all material respects with its terms and conditions and in all material respects with all applicable laws, rules and regulations (including without limitation any special provisions relating to the tax status of contributions to, earnings of, or distributions from such Non-U.S. Plans where the applicable Non-U.S. Plan was intended to have such tax status). With respect to each Non-U.S. Plan, all employer and employee contributions have been made or, if applicable, accrued in accordance with applicable accounting practices and there are no material unfunded liabilities with respect to any such Non-U.S. Plans. There are no pending, or to the Knowledge of the Company, threatened, material suits, actions, proceedings, mediations, audits, hearings, inquiries or investigations into any Non-U.S. Plans. Each Non-U.S. Plan that is required to be registered with any Governmental Entity has been so registered and has been maintained in all material respects in good standing with all applicable Governmental Entities. No equity or equity-based awards have been granted to any employees or other service providers who are subject to jurisdictions outside the U.S.

Section 4.11     Litigation. There is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any of their respective officers or directors in their capacities as such, or any of their respective properties or assets that is material to the Company and the Company Subsidiaries, taken as a whole, or which, if determined adversely, would reasonably be expected to prevent or materially delay the consummation of the Transactions, nor is there any Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.12     Compliance with Applicable Laws.

(a)     Since January 1, 2014, the business of the Company and the Company Subsidiaries has been conducted in accordance in all material respects with all Laws applicable thereto. Since January 1, 2014, the business of the Company and the Company Subsidiaries has at all times maintained and been in compliance in all material respects with all material Permits required by all Laws applicable thereto for the conduct of their respective businesses as they are now being conducted. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except for any terminations, modifications or nonrenewals that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     None of the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, any director, officer, agent, employee, partner or Affiliate of the Company or of any of the Company Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such Person of the FCPA; (ii) a violation by any such Person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in noncompliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.

(c)     The Company and each of the Company Subsidiaries (i) have disclosed to Parent any and all voluntary disclosures or referrals made to any U.S. Governmental Entity on behalf of the Company since January 1, 2015 with regards to the FCPA or the Export Administration Act of 1979, and regulations promulgated thereunder and (ii) are not currently subject to any consent decrees or deferred prosecution agreements, nor any third-party government appointed monitors as a result of any such consent decree or deferred prosecution agreement.

(d)     Neither the Company nor any Company Subsidiary is or has been, and, to the Knowledge of the Company, none of their respective officers, directors or employees is or has been, suspended or debarred from doing business by any Governmental Entity or declared non-responsible or ineligible for government contracting, and no such suspension or debarment action has been commenced.

Section 4.13     Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as described in Section 4.13 of the Company Disclosure Letter: (a) the Company and its Subsidiaries are and have been (in the case of each Company Subsidiary, since such time as a Company Subsidiary has been a Company Subsidiary and, to the Knowledge of the Company prior to such time) in compliance with all Environmental Laws and all Environmental Permits; (b) the Company and its Subsidiaries currently possess all Environmental Permits which are required by any Environmental Laws or necessary for the conduct of their respective businesses as presently conducted or for the ownership of their respective assets, and all renewals of required Environmental Permits have been timely applied for; (c) there are no pending or, to the Knowledge of the Company, threatened claims, actions or proceedings against the Company or its Subsidiaries under any Environmental Law or Environmental Permit; (d) the Company shall reasonably cooperate and assist Parent in all aspects of Parent’s compliance with all applicable Environmental Laws and Environmental Permits, including, but not limited to, executing, as “Transferor,” all necessary forms and submissions; (e) the Company has made available to Parent copies of all material, non-privileged environmental reports, records, and assessments in the possession, custody or control of the Company relating to the environmental conditions of any real property owned or operated by the Company or its Subsidiaries and to any non-compliances with Environmental Laws or Environmental Permits relating to the operations of the Company and its Subsidiaries that are known to the Company and remain unresolved and (f) to the Knowledge of the Company, no products manufactured or sold by the Company or any of its Subsidiaries contain or have contained asbestos, and no workers’ compensation claims have been filed by any employees of the Company or any of its Subsidiaries against the Company or any of its Subsidiaries and no other claims or actions have been made or been threatened by any employee, customer, or other individual against the Company or any of its Subsidiaries related to alleged exposure to asbestos in any products manufactured, sold, serviced, repaired or otherwise handled currently or in the past by the Company or any of its Subsidiaries.

Section 4.14     Contracts.

(a)     As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)     Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of: (i) each Contract to which the Company or any of the Company Subsidiaries is a party that restricts in any material respect the ability of the Company or any Company Subsidiaries to compete in any line of business or geographic area or market segment (including any license, collaboration, agency or distribution agreements); (ii) any Contract or series of related Contracts of the Company or any of the Company Subsidiaries (A) relating to Indebtedness, or (B) evidencing any guarantee of obligations of any Person in excess of $500,000, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries; (iii) each partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries or securities held for investment by the Company or the Company Subsidiaries in the ordinary course of business or any Contract involving a sharing of revenues, profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person; (iv) each Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive, officer or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than 5% of the shares of Company Common Stock outstanding as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents; (v) each Contract relating to the disposition or acquisition by the Company or any of the Company Subsidiaries with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, if any material business or any material amount of assets; (vi) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act; (vii) any Contract that provides for any payments that are conditioned, in whole or in part, on a change of control of the Company or any Company Subsidiary; (viii) any material license, sublicense, option or other Contract relating to any Intellectual Property; (ix) any Contract that provides for any “most favored nation” provision or equivalent preferential pricing terms, exclusivity or similar obligations to which the Company or any Company Subsidiary is subject which is material to the Company and the Company Subsidiaries taken as a whole; (x) any management, service, consulting or similar Contract that is material to the operation of the Company and the Company Subsidiaries, taken as a whole; (xi) any hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a person against fluctuations in interest rates, currency exchange rates or commodity prices); (xii) any Contracts (A) between the Company or any Company Subsidiary and any Governmental Entity, except for sales to a Governmental Entity in the ordinary course of business or (B) between the Company or any Company Subsidiary, as a subcontractor and any prime contractor, to any Governmental Entity; provided that the following Contracts shall not be required to be listed on Section 4.14(b) of the Company Disclosure Letter, shall not be required to made available to Parent pursuant to this Section 4.14(b), and shall not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more Company Subsidiaries, on the other hand, or between one or more Company Subsidiaries, or (3) any Real Estate Lease (any such Contract in clauses (1) through (3), an “Excluded Contract”). Each Contract described in this Section 4.14(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract”.

(c)     Each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto and each such Material Contract is in full force and effect. None of the Company or any of the Company Subsidiaries has received any written claim of breach or default under or cancellation of any Material Contract and none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has received, as of date of this Agreement, any written notice from any Person that such Person intends to terminate or not renew any Material Contract.

Section 4.15     Properties and Assets.

(a)     Section 4.15(a) of the Company Disclosure Letter contains a complete and correct list of all real property owned, in whole or in part, directly or indirectly, by the Company and each Company Subsidiary (such real property, the “Owned Real Property”). The Company and each Company Subsidiary has good and marketable fee simple title to the Owned Real Property that it owns (as such ownership is indicated in Section 4.15(a) of the Company Disclosure Letter), and all of such Owned Real Property is owned free and clear of all Liens, except for Permitted Liens. With respect to each parcel of Owned Real Property, (i) there are no leases, subleases, licenses, concessions or other agreements granting to any party the right to the use or occupancy of any portion of such Owned Real Property other than those leases, subleases, licenses, concessions and/or occupancy agreements set forth in Section 4.15(a) of the Company Disclosure Letter, complete and correct copies of which have been made available to Parent, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Parcel, or any portion thereof or interest therein. For the avoidance of doubt, this Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b)     Section 4.15(b) of the Company Disclosure Letter contains, as of the date of this Agreement, a true and complete list of (i) all real property that is leased, subleased, sub-subleased or licensed to, or otherwise occupied by, the Company and its Subsidiaries, as applicable (such real property, the “Leased Real Property” and (ii) any and all leases, subleases, sub-subleases, licenses, occupancy or other similar agreements and purchase options to which the Company or any Company Subsidiary is a party with respect to the Leased Real Property (collectively, the “Real Estate Leases”). True and complete copies of all Real Estate Leases (including all modifications, amendments, supplements, waivers and side letters thereto) have been made available to Parent.

(c)     Each Real Estate Lease (i) is in full force and effect and constitutes the valid and legally binding obligations of the Company or the applicable Company Subsidiary which is a party thereto, as applicable, enforceable in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Parent and which are listed in Section 4.15(b) of the Company Disclosure Letter; and (iii) except for Permitted Liens granted under the terms of such Real Estate Lease, has not been assigned in any manner by, and creates a valid leasehold interest in the Leased Real Property described therein in favor of, the Company or the applicable Company Subsidiary that is the lessee thereunder, other than, in each case, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(d)     Neither the Company nor any of the Company Subsidiaries, nor to the Knowledge of the Company, no counterparty to any Real Estate Lease, is in default of any of its obligations under any Real Estate Lease which remains uncured, and to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries under any Real Estate Lease.

(e)     The Company or its Subsidiaries, individually or together, own, lease or have the right to use all of their properties and assets reflected in the Company’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2016, other than as set forth in Section 4.15(e) of the Company Disclosure Letter or any properties or assets that have been sold or otherwise disposed of since December 31, 2016 in the ordinary course of business consistent with past practice (all such properties and assets being referred to as “Company Assets”), except as would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has good title to, or in the case of leased or subleased Company Assets, valid and subsisting leasehold interests in, all of the Company Assets free and clear of Liens, other than Permitted Liens.

Section 4.16     Intellectual Property.

(a)     Section 4.16(a) of the Company Disclosure Letter sets forth a complete and correct (in all material respects) list, as of the date hereof, of all registrations and applications for registration for Patents, Trademarks and Copyrights owned by the Company and the Company Subsidiaries (“Registered Intellectual Property Rights”). Section 4.16(a) of the Company Disclosure Letter sets forth those licenses to use Intellectual Property Rights which require consent or approval in connection with the transactions contemplated by this Agreement.

(b)     Each of the Company and the Company Subsidiaries owns, is licensed or otherwise has the right to use all Intellectual Property Rights material to the conduct of its business; provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation, or other violation of third-party Intellectual Property Rights. The Company or a Company Subsidiary is the exclusive legal and record owner of all Registered Intellectual Property Rights, and, to the Knowledge of the Company, other Intellectual Property Rights used in the conduct of the business of the Company or any Company Subsidiary (other than any third-party Intellectual Property Rights used by the Company or a Company Subsidiary pursuant to a valid license), in each case free and clear of all Liens other than Permitted Liens, except where the lack of such ownership, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)     The operation of the business of the Company and the Company Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate, and as conducted in the prior six (6) years has not infringed, misappropriated or otherwise violated (i) to the Knowledge of the Company, any patents, or (ii) any other Intellectual Property Rights of any third parties, and, as of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing that alleges that the use of Intellectual Property Rights by, or the conduct of the businesses of, the Company and the Company Subsidiaries infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated any Intellectual Property Rights of third parties.

(d)     To the Knowledge of the Company, as of the date hereof, the Intellectual Property Rights of the Company and the Company Subsidiaries are not being infringed, misappropriated or otherwise violated by any Person and, as of the date hereof, no such claims are pending or threatened against any Person by the Company or any Company Subsidiary.

(e)     No claims or proceedings are pending or, to the Knowledge of the Company, threatened with regard to: (i) the ownership by the Company or any of the Company Subsidiaries of any of their Intellectual Property Rights or (ii) the validity or enforceability of any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries, which claims or proceedings, if determined in a manner adverse to the Company, would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(f)     Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) the Company or any of the Company Subsidiaries granting to any Person any right to any Intellectual Property Right owned by, or licensed to, such party, (ii) the Company or any of the Company Subsidiaries being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) the Company or any of the Company Subsidiaries being obligated to pay any royalties or other material amounts to any Person in excess of those payable by such party prior to the Closing.

(g)     Except as set forth in Section 4.16(g) of the Company Disclosure Letter, the Company and each of the Company Subsidiaries has taken commercially reasonable steps to maintain and protect all Intellectual Property Rights owned by the Company or any of the Company Subsidiaries, including taking commercially reasonable measures in accordance with industry standards to protect and maintain confidentiality of its source code, trade secrets and other material confidential information.

(h)     To the Knowledge of the Company, the Company and its Subsidiaries have complied at all times in all material respects with all applicable Laws regarding the collection, retention, use and protection of personal information. No Person (including any Governmental Entity) has made any claim in writing or commenced any action relating to the Company’s or any of the Company Subsidiaries’ information, privacy or data security practices, or threatened any such claim or action or conducted investigation or inquiry thereof. To the Knowledge of the Company, since January 1, 2014, there has been no material security breach of, or unauthorized access to, the IT Systems or any personal information in their possession or under their control.

The foregoing representations and warranties in this Section 4.16 are the sole representations and warranties herein with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any Company Subsidiary.

Section 4.17     Labor and Employment Matters.

(a)     None of the Company or the Company Subsidiaries is party to any collective bargaining agreement or other contract or understanding with a labor union or labor organization (“Collective Bargaining Agreements”). With respect to the Company and each of its Subsidiaries:  (a) there are no labor-related strikes, walkouts or lockouts pending or, to the Company’s Knowledge, threatened, and (b) no labor union, labor organization, works council or group of employees has made a written demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b)     The Company and each of its Subsidiaries are currently in material compliance with all applicable Laws relating to employment, including, without limitation, those related to equal employment opportunity, discrimination, harassment, affirmative action, employee safety and health, workers’ compensation, employee leaves of absence, plant closings and layoffs, wages, hours, worker classification, collective bargaining, and immigration Laws, including provisions relating to the completion and retention of Form I-9.

(c)     Except as set forth in Section 4.17(c) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, there are no actions, suits, claims, investigations or other legal proceedings against the Company or any Company Subsidiary pending, or to the Company’s Knowledge, threatened or reasonably anticipated to be brought or filed, by or with any Governmental Entity: (i) under any worker’s compensation policy or long-term disability policy, (ii) relating to any employment-related matter, employment practices, terms and conditions of employment and wages and hours, or (iii) in connection with the employment of any current or former employee or independent contractor of the Company or any Company Subsidiary, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, misclassification of any independent contractor, or any other employment related matter arising under any applicable Contract or applicable Laws.

(d)     The Company has made available to Parent complete and accurate copies of all employment or supervisory manuals and employment or supervisory policies. The Company and the Company Subsidiaries do not have any agreements with employees regarding compensation of any nature, severance payments or retirement benefits, except as reflected in the items listed in Section 4.17(d) of the Company Disclosure Letter. Except as set forth in Section 4.17(d) of the Company Disclosure Letter, there are no consulting, independent contractor or other similar agreements of any kind between the Company or any Company Subsidiary and any consultants or independent contractors providing for payments by the Company or any Company Subsidiaries in excess of $100,000 per year that are not terminable by the Company on 30 days’ or less notice without penalty.

(e)     All wages and benefits for the services of all employees and all fees owed to independent contractors providing services to the Company and each Company Subsidiary have been paid through the date hereof, and there are no other wages or monies due from the Company or any Company Subsidiary to any employee or independent contractor.

Section 4.18     Absence of Rights Agreements; Anti-Takeover Provisions, No Other Agreement.

(a)     The Company is not party to or otherwise bound by any rights agreement, “poison pill” or similar agreement or plan.

(b)     A committee consisting of only disinterested directors of the Company Board, which complies with the requirements for such a committee set forth in Section 302A.673, Subd. 1(d), of the MBCA, and acting in accordance with Section 302A.673 of the MBCA has unanimously, at a meeting duly called and held, approved the Merger, this Agreement and the Transactions, which approval, to the extent applicable and assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.08, constituted approval under the provisions of Sections 302A.011, Subd. 38(h) for the purposes of Sections 302A.671, 302A.673 and 302A.675 of the MBCA as a result of which this Agreement, the plan of merger and the Transactions, including the Merger, are not and will not be subject to the restrictions on “control share acquisitions” under Section 302A.671 of the MBCA, the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA. The Company has taken all other actions necessary to exempt the Merger, this Agreement and the other Transactions from Sections 302A.671, 302A.673 and 302A.675 of the MBCA, and, accordingly, none of such Sections nor any other antitakeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or any other Transactions.

(c)     As of the date hereof, the Company has no legal obligation, absolute or contingent, to any other Person to sell any material portion of the Company’s assets, to sell the capital stock or other ownership interests of the Company (other than pursuant to Company Stock Options) or any Company Subsidiary, or to effect any merger, consolidation or other reorganization of the Company or any Company Subsidiary or to enter into any agreement with respect thereto. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Alternative Proposal.

Section 4.19     Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Robert W. Baird & Co. (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company or any Company Subsidiary, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has previously provided to Parent a copy of the engagement letter with the Company Financial Advisor, as amended or modified, and any related agreements.

Section 4.20     Opinion of Financial Advisor. The Company has received the written opinion of the Company Financial Advisor (the “Opinion”), to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. Prior to the date of this Agreement, the Company has made available to Parent a copy of the Opinion.

Section 4.21     Insurance. The Company and the Company Subsidiaries maintain insurance policies with reputable insurance carriers against all risks sufficient to comply in all material respects with applicable Law and all Material Contracts of the Company and the Company Subsidiaries. Except for matters which, individually or in the aggregate, have not, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date hereof, all such insurance policies are in full force and effect, no written notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. All appropriate insurers under the Company’s and the Company Subsidiaries’ insurance policies have been timely notified of all potentially insurable material losses Known to the Company and pending litigation, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

Section 4.22     Interested Party Transactions. No event, transaction, agreement, arrangement or understanding has occurred or been entered into since January 1, 2017 that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.

Section 4.23     No Reliance. Except for the representations and warranties of Parent and Merger Sub contained in Article III or in any certificate delivered to the Company by Parent and Merger Sub each of Parent and Merger Sub acknowledges that it is not relying, and has not relied, on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01     Conduct of Business by the Company. Except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly permitted, contemplated or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the ordinary course of business consistent with past practice in all material respects; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the Effective Time, the Company shall use commercially reasonable efforts to (i) preserve substantially intact the business organization of the Company and the Company Subsidiaries, (ii) keep available the services of its executive officers and key employees on commercially reasonable terms, (iii) maintain in effect all necessary licenses, permits, consents, franchises and approvals and authorizations, and (iv) maintain satisfactory relationships of the Company and the Company Subsidiaries with any persons with which the Company or any Company Subsidiary has material business relations and with Governmental Entities that have jurisdiction over their respective businesses and operations. The Company agrees that, between the Agreement Date and the Effective Time, it shall not, directly or indirectly, take any action or knowingly fail to take any action that is intended to materially delay or prevent the consummation of the Transactions. Without limiting the generality of the foregoing, except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly permitted or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)     (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (A) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (B) required tax withholding in connection with the exercise of Company Stock Options pursuant to the Company Stock Plans, and (C) forfeitures of Company Stock Options;

(b)     issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws) (i) any shares of capital stock of the Company or any Company Subsidiary, including under any Company Stock Plan or other equity or equity-based awards to employees, offers, directors or independent contractors of the Company or any Company Subsidiaries other than (A) the issuance of Company Common Stock upon the exercise of Company Stock Options pursuant to the Company Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time and (B) the issuance of Company Common Stock pursuant to the ESPP during the current offering period thereunder (the “Current Offering Period”) pursuant to payroll deductions established prior to the date hereof; (ii) any other equity interests or voting securities of the Company or any Company Subsidiary; (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; or (v) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary;

(c)     (i) amend the Company Charter or the Company Bylaws; or (ii) amend the charter or organizational documents of any Company Subsidiary, except, in the case of each of the foregoing clauses (i) and (ii), as may be required by Law or the rules and regulations of the SEC or NASDAQ;

(d)     allow for the commencement of any new offering periods under the ESPP;

(e)     change its financial accounting policies or procedures in effect as of December 31, 2016, other than as required by applicable Law or GAAP, or write up, write down or write off the book value of any assets of the Company or the Company Subsidiaries, other than as may be required by applicable Law or GAAP;

(f)     directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or any material properties or assets, except (i) acquisitions pursuant to Contracts in existence on the date of this Agreement (provided that such Contracts have been made available to Parent prior to the date of this Agreement) or (ii) acquisitions with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(g)     except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(i), sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any Owned Real Property or any of its material properties, assets, licenses, operations, rights, businesses or interests therein (including Intellectual Property) other than (i) in the ordinary course of business consistent with past practice; (ii) pursuant to Contracts in existence on the date of this Agreement; or (iii) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(h)     incur any additional Indebtedness except for (i) Indebtedness under the Company’s Existing Credit Agreement, (ii) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries and (iii) capital lease obligations made in the ordinary course of business;

(i)     (i) issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than a Company Subsidiary), (iii) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (iv) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by the Company on behalf of any Company Subsidiary);

(j)     enter into any Collective Bargaining Agreement;

(k)     assign, transfer, lease, cancel, fail to renew or fail to extend any material Company Permit;

(l)     enter into, amend in a material manner, waive, renew or terminate any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the Agreement Date), other than in the ordinary course of business in a commercially reasonable manner;

(m)     settle (or propose to settle) or compromise any litigation, or release, dismiss or otherwise dispose of any Action, other than settlements or compromises of Actions that involve the payment of monetary damages in an amount not in excess of $200,000 individually by the Company or any Company Subsidiary and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of the Company and the Company Subsidiaries, taken as whole;

(n)     (i) change or adopt (or file a request to change or adopt) any method of Tax accounting or any annual Tax accounting period, (ii) make, change or rescind any material Tax election, (iii) file any Tax Return relating to the Company or any of the Company Subsidiaries that has been prepared in a manner that is inconsistent in any material respect with the past practices of the Company or such Company Subsidiary, as applicable, (iv) settle or compromise any claim, investigation, audit or controversy relating to Taxes, (v) surrender any right to claim a Tax refund, (vi) file any amended Tax Return (unless required by applicable Law), (vii) enter into any closing agreement with respect to any Tax or (viii) waive or extend the statute of limitations with respect to the assessment or determination of Taxes;

(o)     (A) increase (or promise to increase) the compensation, bonus or incentives (including opportunities) or other benefits payable or provided to, or grant or increase (or promise to grant or increase) any severance or termination pay or other benefits to any current or former directors, officers, employees or independent contractors of the Company or any Company Subsidiaries, other than in the ordinary course of business consistent with past practice, (B) establish, adopt, enter into or amend any Company Benefit Plan (or any plan, arrangement, agreement, program, practice or policy that would be a Company Benefit Plan if it were in effect as of the date of this Agreement) or (C) except as required by the Company Stock Plans as in effect on the date hereof, take any action to accelerate entitlement to material compensation or benefits under any Company Benefit Plan or otherwise;

(p)     fail to maintain in full force and effect the existing insurance policies (or alternative policies with comparable terms and conditions to the extent available) covering the Company and the Company Subsidiaries and their respective properties, assets and businesses;

(q)     merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(r)     other than in the ordinary course of business and in a commercially reasonable manner, abandon, disclaim, dedicate to the public, sell, assign, transfer or encumber (other than Permitted Liens) in, to or under any material Intellectual Property Rights of the Company, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect the Company’s or any Company Subsidiary’s interest in such material Intellectual Property Rights of the Company; (ii) license any Intellectual Property Rights to any third-party; (iii) develop, create or invent any Intellectual Property Rights jointly with any third-party; or (iv) disclose any confidential information or confidential Intellectual Property Rights of the Company to any person, other than employees of the Company or a Company Subsidiary or third parties that are subject to confidentiality or non-disclosure agreements protecting against disclosure thereof, or to Parent or any of its Affiliates in connection with the Transactions;

(s)     enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts between (i) the Company or any of the Company Subsidiaries and (ii) any of the Company’s Affiliates that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act;

(t)     fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(u)     agree, resolve, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02     Conduct of Business by Parent. Except as expressly permitted, contemplated or required by this Agreement, as required by applicable Law or with the prior written consent of the Company, from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall use commercially reasonable efforts not to take any actions or omit to take any actions that would or would be reasonably likely to materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement.

Section 5.03     No Control. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04     No Solicitation by the Company; Company Board Recommendation.

(a)     Subject to Section 5.04(b), Section 5.04(c), Section 5.04(d) and Section 5.04(e), during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall not authorize or permit its Subsidiaries to, and shall not permit its or their Representatives to, directly or indirectly: (i) initiate, knowingly encourage, knowingly facilitate or solicit (including in each case by way of furnishing material non-public information of the Company or any of its Subsidiaries to any Person) any inquiries with respect to, or the making, submission, announcement or implementation of, any proposal or offer (written or oral) that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (ii) initiate, knowingly encourage, participate in or solicit any discussions or negotiations with any Person (whether such discussions or negotiations are initiated by the Company, any of its Representatives or a third party), other than Parent or any of its Representatives, regarding or in furtherance of such inquiries or relating to an Alternative Proposal, (iii) provide any material non-public information, documentation or data of the Company or any of its Subsidiaries to any Person, other than Parent or any of its Representatives, relating to an Alternative Proposal, (iv) otherwise cooperate with any effort or attempt to make, implement or accept any Alternative Proposal, (v) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 302A.673 of the MBCA), or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company Bylaws inapplicable to any transactions contemplated by an Alternative Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent or any of its Affiliates under any such provisions), (vi) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Alternative Proposal (other than an Acceptable Confidentiality Agreement as set forth in the provisions of Section 5.04(c)) (each, an “Acquisition Agreement”), or (vii) adopt or approve any Alternative Proposal, or propose the approval or adoption of any Alternative Proposal, or resolve or agree to take any such action. The Company shall immediately cease, and cause its Subsidiaries and direct its and their Representatives to terminate, any cooperation with or assistance or participation in any inquiries or proposals of any Persons made prior to the date hereof, and any discussions or negotiations with any Persons conducted theretofore by the Company, its Subsidiaries or any of its or their Representatives, in each case, with respect to any Alternative Proposal, and request and instruct to be returned or destroyed all non-public information provided by or on behalf of the Company or any of its Subsidiaries to such Person relating to an Alternative Proposal. Notwithstanding the foregoing, nothing in this Agreement will prohibit or restrict the Company from, at any time, releasing any Person from any ‘standstill’ provision in favor of the Company to which a Person may be subject solely to the extent to allow the applicable Person to make a confidential Alternative Proposal to the Company Board.

(b)     From and after the date of this Agreement, the Company shall advise Parent orally and in writing of (i) the receipt by the Company or any of its Subsidiaries, or any of its or their respective Representatives, of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding any Alternative Proposal, specifying the material terms and conditions thereof and the identity of the Person making such Alternative Proposal, and (ii) any material modifications to the financial or other material terms and conditions of such Alternative Proposal, in each case as promptly as practical (and in any event within 48 hours) of receipt thereof by the Company or any of its Representatives. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent and, to the extent the Company is permitted by this Section 5.04 to engage in discussions or negotiations relating to any Alternative Proposal, shall otherwise keep Parent reasonably informed on a timely basis of the status of any such discussions or negotiations.

(c)     If at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval (i) the Company has received a written Alternative Proposal from a third party that the Company Board believes in good faith to be bona fide, (ii) such Alternative Proposal did not result from a breach of this Section 5.04 and (iii) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Alternative Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that not taking such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s shareholders under applicable Law, then the Company may (1) furnish information with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (2) engage and participate in discussions or negotiations with the Person making such Alternative Proposal regarding such Alternative Proposal; provided, however, that the Company (x) will not, and will not permit its Subsidiaries to, and will not permit its Representatives to, disclose any material non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement with such Person and (y) will concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided or made available to such other Person which was not previously provided or made available to Parent.

(d)     Except as expressly permitted in this Section 5.04(d), neither the Company Board nor any committee thereof shall (i)(A) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, in a manner adverse to Parent, the approval, determination of advisability, or recommendation by such Company Board or committee thereof of this Agreement, the Merger, and the other Transactions contemplated hereby, (B) make any other public statement in connection with the Company Shareholders Meeting by or on behalf of such Company Board or committee thereof that would reasonably be expected to have the same effect or (C) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, to the shareholders of the Company an Alternative Proposal (any action described in this clause being referred to as an “Adverse Recommendation Change”), or (ii) authorize the Company or any of its Subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement that is intended or could reasonably be expected to result in, any Alternative Proposal (other than an Acceptable Confidentiality Agreement). Notwithstanding the foregoing, provided the Company shall not have breached in any material respect its obligations under this Section 5.04, (i) in response to an Intervening Event or (ii) if the Company receives an Alternative Proposal which the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal (after taking into account all of the adjustments to the terms of this Agreement which may be offered by Parent in accordance with subparagraph (II) below of this Section 5.04(d)), then, in each case, the Company Board may at any time prior to obtaining the Company Shareholder Approval, if it determines in good faith, after consultation with the Company’s outside legal counsel, that not taking such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s shareholders under applicable Law, (1) effect an Adverse Recommendation Change or (2) only in the case of the immediately preceding clause (ii) of this Section 5.04(d), approve or recommend such Superior Proposal and/or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal pursuant to Section 8.01(c)(ii); provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (2) unless at or concurrently with, and as a condition to, such termination the Company pays, or causes to be paid, to Parent the Termination Fee in full and otherwise complies with the provisions of Section 8.03; and provided, further, that the Company Board shall not make an Adverse Recommendation Change pursuant to the foregoing clause (1), approve or recommend any Superior Proposal or terminate this Agreement pursuant to the foregoing clause (2), (A) if, in the case of clause (2), such Superior Proposal resulted from a breach by the Company of this Section 5.04 and (B) unless, in the case of clauses (1) and (2):

(I)     the Company Board shall have first provided at least three (3) Business Days’ prior written notice (a “Notice of Adverse Recommendation Change”) to Parent that it is prepared to take the applicable action in response to a Intervening Event or a Superior Proposal, as applicable, which notice shall describe such Intervening Event or Superior Proposal, as applicable, in reasonable detail, and, in the case of a Superior Proposal, be accompanied by the most current version of all relevant material written agreements or proposals relating to the transaction that constitutes such Superior Proposal (it being agreed that the Notice of Adverse Recommendation Change and any amendment or update to such Notice of Adverse Recommendation Change and the determination to so deliver such Notice of Adverse Recommendation Change, or update or amend public disclosures with respect thereto, shall not constitute an Adverse Recommendation Change for purposes of this Agreement); and

(II)     Parent does not make, within such three (3) Business Day period, a binding, written, irrevocable offer to modify the terms of this Agreement so that such terms, as so modified, would, in the good faith judgment of the Company Board (after consultation with the Company’s outside legal counsel and financial advisors), cause the Alternative Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that would obviate the need to make an Adverse Recommendation Change in the event of a Intervening Event, as applicable, in each case, taking into consideration any risk of non-consummation and all legal, financial, regulatory and other aspects of each such proposal. The Company agrees that, during the three (3) Business Day period prior to its effecting an Adverse Recommendation Change or taking another action permitted by clause (2) above, if requested by Parent, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated hereunder such that the Alternative Proposal in question would no longer constitute a Superior Proposal or that would obviate the need to make an Adverse Recommendation Change in the event of a Intervening Event. Each successive modification to the price or any other material term of any Alternative Proposal shall constitute a new Alternative Proposal for purposes of this Section 5.04(d) and shall require a new Notice of Adverse Recommendation Change under Section 5.04(d)(I) above, if applicable.

(e)     Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the Company shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act with respect to an Alternative Proposal or (ii) making any disclosure to the shareholders of the Company (other than an Adverse Recommendation Change, which may be made only in accordance with Section 5.04(d)) if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 5.04 or (iv) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the shareholders of the Company). No disclosures under this Section 5.04(e) shall be, in themselves, a breach of this Section 5.04 or a basis for Parent to terminate this Agreement pursuant to Article VIII if such disclosure is required under applicable Law or required under the rules and regulations of any applicable stock exchange; provided, however, that any disclosure of a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or an express rejection of any applicable Alternative Proposal together with an express reaffirmation of the Company Board Recommendation, shall be deemed to be an Adverse Recommendation Change.

(f)     In the event that the Company makes an Adverse Recommendation Change, it shall promptly make a public announcement of such change and such announcement and shall set forth the material reasons for such change. Notwithstanding any Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect.

(g)     As used in this Agreement, the following terms shall have the meanings ascribed to them below:

(i)     “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no materially less favorable, in the aggregate, to the Company than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement (i) shall include a “standstill” restriction that is similar in scope to the “standstill” restrictions in the Confidentiality Agreement, but such restrictions need not prohibit the making of any confidential Alternative Proposal to the Company or the Company Board (or any committee thereof), and (ii) shall not provide for an exclusive right to negotiate with the Company and shall not restrict the Company from complying with any term or condition of this Agreement, including the requirement in Section 5.04 to provide information to Parent.

(ii)     “Intervening Event” shall mean, with respect to the Company, any material development or change in circumstances that is not related to an Alternative Proposal, to the extent such material development or change in circumstances is disproportionately more favorable to the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries in similar geographic markets in which the Company and any of its Subsidiaries operate, occurs or arises after the date of this Agreement but prior to obtaining the Company Shareholder Approval and was neither known to, nor reasonably foreseeable by, the Company or any of its Subsidiaries or any of its or their Representatives as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known to or reasonably foreseeable by the Company Board as of the date hereof); provided, however, that (i) changes in the market price or trading volume of the Company Common Stock or the fact that the Company meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period shall not constitute a Intervening Event (it being understood that the facts or occurrences giving rise to or contributing to such change or fact may be taken into account in determining whether there has been a Intervening Event) and (ii) the results of the introduction of new or modified products or the results of sales or marketing initiatives (including any increase in sales as a result thereof whether to new or existing customers) are reasonably foreseeable and shall not be considered a material development or change in circumstances.

(iii)     “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing) from any person or group (other than Parent or Purchaser) relating to, in a single transaction or series of related transactions, (1) any direct or indirect acquisition of (A) 20% or more of the assets (whether based on the fair market value, revenue generation or net income) of the Company and its consolidated Subsidiaries, taken as a whole, including in any such case through the acquisition of one or more Subsidiaries owning such assets, or (B) 20% or more of the outstanding Company Common Stock (or any securities convertible into, or exchangeable for, such Company Common Stock); (2) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning 20% or more of the outstanding Company Common Stock; or (3) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company that would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding Company Common Stock or 20% or more of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

(iv)     “Superior Proposal” means any bona fide written Alternative Proposal made by any person or group (other than Parent or Purchaser) after the Agreement Date, which Alternative Proposal did not result in any material respect from a breach (or deemed breach) of this Section 5.04, that (1) would result in such person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, 50% or more of the outstanding Shares or all or substantially all of the assets of the Company and the Company Subsidiaries taken as a whole, (2) is on terms that the Company Board determines in good faith (after receiving the advice of its financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Alternative Proposal) are more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 5.04(d)(II)), (3) the Company Board determines (after receiving the advice of its financial advisor and outside legal counsel) is reasonably likely of being consummated in accordance with its terms on a timely basis, taking into account all financial, regulatory, legal and other aspects (including certainty of closing and certainty of financing) of such proposal, and (4) for which financing, to the extent required, is then fully committed or, in the good faith judgment of the Company Board, after receiving the advice of its financial advisors, is reasonably likely to be obtained.

(h)     Without limiting the foregoing, it is agreed that in the event any Company Representative or any Company Subsidiary takes any action, on behalf of the Company, which, if taken by the Company, would constitute a material breach of this Section 5.04, and the Company does not take reasonable action to seek to cure such breach within two (2) Business Days of the earlier of (i) the date on which the Company receives written notice from Parent or Purchaser of such breach and (ii) the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 5.04.

Section 5.05     Meeting of Shareholders to Approve the Merger; Preparation of the Proxy Statement.

(a)     As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a Proxy Statement for the Company Shareholders Meeting relating to the Merger and this Agreement, which shall include, among other things, the Opinion; provided that Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the preliminary Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel with the intention that the Proxy Statement be in a form ready to print and mail to the shareholders of the Company as promptly as practicable following the Proxy Statement Clearance Date. The Company shall (i) notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, (ii) provide to Parent promptly copies of all written correspondence or telephonic notice of oral communications between the Company or any Company Representative and the SEC or its staff with respect thereto and (iii) give Parent and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information, amendments to the Proxy and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its commercially reasonable efforts, after consultation with the other Parties, to respond promptly to all such comments of, and requests by, the SEC or its staff, and to cause the Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s shareholders as promptly as reasonably practicable following filing with the SEC. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by such Party for use in the Proxy Statement, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to promptly cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of Shares, in each case as and to the extent required by the Exchange Act and/or the MBCA.

(b)     The Company, acting through (or upon authorization by) the Company Board (or a committee thereof), shall, in accordance with and subject to the requirements of the Company Charter, the Company Bylaws and applicable Law:

(i)     as promptly as practicable following the Proxy Statement Clearance Date, (A) duly set a record date for, call and give notice of a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of considering and taking action upon this Agreement (with the record date and meeting date set in consultation with Purchaser) and the approval of the Merger and the other Transactions and such other matters as may be legally required, and (B) convene and hold the Company Shareholders Meeting;

(ii)     cause the definitive Proxy Statement to be printed and mailed to the shareholders of the Company;

(iii)     subject to the right of the Company Board to make an Adverse Recommendation Change pursuant to Section 5.04, continue to make the Company Board Recommendation and include the Company Board Recommendation in the Proxy Statement and solicit proxies in connection therewith; and

(iv)     comply in all material respects with all legal requirements applicable to such meeting.

The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. If on a date for which the Company Shareholders Meeting is scheduled the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholder Approval, whether or not a quorum is present, (i) the Company shall, after consultation with Parent, have the right to, and (ii) the Company shall, at any time, upon the written direction of Parent, in each case, make one or more successive postponements or adjournments of the Company Shareholders Meeting. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its shareholders any Alternative Proposal and the obligation of the Company to duly call, give notice of, convene and hold the Company Shareholder Meeting and mail the Proxy Statement (and any amendment or supplement that may be required by Law) to the Company’s shareholders shall not be affected by an Adverse Recommendation Change.

ARTICLE VI

Additional Agreements

Section 6.01     Cooperation. The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Proxy Statement and any other filings required to be made by the Company with the SEC and Parent shall furnish all information concerning Parent and its Affiliates to the Company as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, (b) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Material Contracts, in connection with any of the Transactions and (c) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information required in connection therewith or with the Proxy Statement or any other filings required to be made by the Company with the SEC.

Section 6.02     Access to Information; Confidentiality. Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, Contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third-party (provided that the Company shall use its reasonable efforts to obtain the required consent of such third-party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law (provided that the Company shall use its reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). Following expiration or early termination of the waiting period under the HSR Act, the Company shall also arrange visits by Representatives of Parent to such customers as shall be reasonably requested by Parent after consultation with, and subject to the consent of (such consent not to be unreasonably withheld, conditioned or delayed), the Company. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of January 17, 2017 between Parent and the Company (the “Confidentiality Agreement”). No investigation pursuant to this Section 6.02 shall affect any representation, warranty, covenant or agreement in this Agreement of any Party or any condition to the obligations of the Parties.

Section 6.03     Efforts to Consummate.

(a)     Subject to the terms and conditions herein provided, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, use their respective commercially reasonable efforts (subject to compliance with applicable Law) to reasonably promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as reasonably promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as reasonably promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be reasonably necessary, proper or advisable to obtain all such Governmental Approvals as soon as reasonably practicable (but in any event on or prior to the End Date); provided, however, that in no event shall any of the parties hereto or any of their respective Subsidiaries or Affiliates be required to (and in no event shall the Company or any of its Subsidiaries or Affiliates, without Parent’s prior written consent) pay any consideration or make any agreement or commitments in any case prior to the Effective Time in connection with obtaining any such approvals, consents, waivers, registrations, permits, authorizations or other confirmations from any such third parties. In furtherance and not in limitation of the foregoing, each party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within 10 Business Days of the Agreement Date, (B) make all other required filings pursuant to other Regulatory Laws with respect to the transactions contemplated hereby, including pursuant to the merger notification or control Laws of applicable foreign jurisdictions with respect to the transactions contemplated hereby, as soon as reasonably practicable, and (C) not extend any waiting period under the HSR Act or enter into any agreement with the Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed). Parent and the Company shall supply as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other Regulatory Law and use its commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as possible.

(b)     Each of Parent and the Company shall, in connection with the actions referenced in Section 6.03(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Laws, (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or conference with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of the Company and its Subsidiaries. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Agreement, Parent, after, to the extent practicable, prior consultation with the Company, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances, including in connection with the determination of any actions to be taken under Section 6.03(e), and shall take the lead in all meetings and communications with any Governmental Entity in connection with obtaining any necessary antitrust, competition or investment review clearances.

(c)     Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries or Affiliates be required to agree to (nor shall the Company or any of its Subsidiaries agree unless Parent so directs them (and they shall, if Parent so directs, agree, so long as such agreements are conditioned upon the Closing)), to (i) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner, (ii) pay any amounts (other than the payment of filing fees and expenses and fees of counsel or any nominal payments), or grant any counterparty to any Contract any meaningful accommodation, (iii) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Company and the Company Subsidiaries, (iv) waive any of the conditions set forth in Article VII, or (v) initiate, defend, participate in, continue, or appeal any Action in order to obtain the successful termination of any review of any review of any Governmental Entity regarding the Merger or the other Transactions, or any related matter brought by or on behalf of any Governmental Entity. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.03 shall limit a party’s right to terminate this Agreement pursuant to Section 8.01(b) so long as such party has, prior to such termination, complied with its obligations under this Section 6.03.

(d)     The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent such consent is material to the Company; and (iii) any material written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.03(d) shall not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(e)     Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Regulatory Laws with respect to the Transactions.

Section 6.04     Company Equity and Equity-Based Awards.

(a)     Company Stock Options. Immediately prior to the Effective Time, each then outstanding Company Stock Option that previously has not expired or been exercised shall, at the Effective Time, be canceled in exchange for the right of the holder thereof to receive from the Company, in full and final settlement of such Company Stock Option, an amount in cash payable at the time of cancellation of such Company Stock Option equal to the product of (A) the excess, if any, of (y) the Merger Consideration over (z) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option regardless of whether or not vested as of the Effective Time (less any required withholding under applicable Tax Law). If the exercise price per share under any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled at the Effective Time without any payment or other consideration being made in respect thereof; and in no event shall any Company Stock Options be assumed by Parent or the Surviving Company. The Company shall cause payments pursuant to this Section 6.04(a) to be made to the holder of any Company Stock Option, if a current or former employee of the Company, through the payroll system of the Surviving Company or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Company following the Closing Date).

(b)     Employee Stock Purchase Plan. The Company shall (or shall cause) no further offering periods to commence under the ESPP from and after the date of this Agreement. The Company (or appropriate committee) shall take (or cause to be taken), as soon as practicable following the date of this Agreement, all reasonable actions, including adopting any necessary resolutions to (i) terminate the ESPP effective immediately prior to the Effective Time; provided that if the Effective Time has not occurred by the end of the Current Offering Period, then the Company will suspend the ESPP following the end of the Current Offering Period until the Effective Time, (ii) ensure that no offering period under the ESPP shall be commenced on or after the date of this Agreement, (iii) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) or allowing any new participants in the ESPP after the date of this Agreement, and (iv) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP be refunded to such participant before or as promptly as practicable following the Effective Time (without interest). If the Effective Time occurs on or before the end of the Current Offering Period, reasonably promptly following the Effective Time, the Company shall pay each participant in the Current Offering Period an amount (not less than zero) in cash equal to (i) the Merger Consideration multiplied by (ii) the result obtained by dividing (A) the amount of the payroll deductions credited to such participant’s account pursuant to the ESPP prior to the Effective Time by, (B) the purchase price (as defined in the ESPP).

(c)     401(k) Plans. Prior to the Effective Time, the Company shall, if requested to do so by Parent in writing not less than ten (10) Business Days before the date on which the Effective Time occurs, terminate any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same “Controlled Group of Corporations” (as defined in Section 414(b) of the Code) as Parent. Parent shall use commercially reasonable efforts to cause the 401(k) plans of Parent or its Subsidiaries to accept any distribution from the Company 401(k) plan(s) as a rollover contribution.

(d)     Company Actions. If requested by Merger Sub, at the Effective Time, all Company Stock Plans will be terminated in accordance with their respective terms and no further equity awards or other rights with respect to shares of Company Common Stock or other equity interest (including stock appreciation rights, restricted share units, performance shares, phantom units, deferred share units and dividend equivalents) in the Company, any Company Subsidiary or the Surviving Company will be granted thereunder. The Company shall, prior to the Effective Time, take the actions set forth on Schedule I.

(e)     Prior to the Effective Time, the Company shall take such actions as may reasonably be required to effectuate the actions contemplated by this Section 6.04. The Company shall provide Parent (and its counsel) (i) with a reasonable opportunity to review and comment on any documents (whether amendments, resolutions, communications or otherwise) necessary or advisable to effectuate this Section 6.04, (ii) with rights of approval (which approval shall not be unreasonably withheld or delayed) of any such documents and (iii) satisfactory evidence that all necessary actions have been taken.

Section 6.05     Indemnification, Exculpation and Insurance.

(a)     Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in their respective articles of incorporation or bylaws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Company and the Company Subsidiaries to perform its obligations thereunder. Without limiting the foregoing, from and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) each Company Indemnified Party will be entitled to advancement of reasonable expenses of counsel reasonably selected by the Indemnified Parties, incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within 10 Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if any only to the extent required by the MBCA or the Surviving Company’s articles of incorporation or bylaws (or comparable organizational documents) to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b)     In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

(c)     For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05(c) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, and at Parent’s request shall, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)     The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e)     From and after the Effective Time, Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.05.

Section 6.06     Transaction Litigation. The Company shall give Parent the opportunity to reasonably participate in the defense or settlement of any shareholder or similar litigation against the Company and/or its directors or officers relating to the Transactions. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any shareholder of the Company relating to this Agreement, the Transactions or otherwise, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.07     Section 16 Matters. Prior to the Effective Time, the Company and Merger Sub each shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08     Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or related matters strictly in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement or the Transactions, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process, the requirements of NASDAQ or the NYSE, or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case the issuing Party shall use its reasonable efforts to consult with the other Party before issuing any press release or making any such public statements, except with respect to the matters described in, and subject to the requirements of, Section 5.04, Section 8.01 and Section 8.03, or in connection with any dispute between the Parties regarding this Agreement. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.08 shall limit the ability of any party hereto to make internal announcements to their respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement; provided, however, that Company shall provide Parent (and its counsel) with reasonable opportunity to review and comment on any announcements to employees with rights of approval (which approval shall not be unreasonably withheld or delayed). Notwithstanding the foregoing, this Section 6.08 shall terminate upon an Adverse Action.

Section 6.09     Employment and Company Benefits.

(a)     During the one year period following the Closing Date, Parent shall, or shall cause the Surviving Company to, provide to the Company Employees, for so long as the Company Employees remain so employed by the Surviving Company or any other Subsidiaries of Parent, with, at the Parent’s option, base salary, target annual bonus opportunity, and other health and welfare benefits that are no less favorable in the aggregate to the base salary, target annual bonus opportunity, and other health and welfare benefits provided, at Parent’s election, either (i) to such the Company Employees immediately prior to the date of this Agreement or, (ii) to similarly situated employees of Parent. “Company Employee” means any employee of the Company or the Company Subsidiaries who is employed at the Closing Date and who remains employed with the Surviving Company or any other Affiliate of Parent and its Subsidiaries. Nothing herein shall (i) require Parent to continue the employment of any Company Employee or (ii) limit Parent’s ability and discretion to change or amend the total cash compensation or employee benefits to which a Company Employee may be entitled.

(b)     Parent shall provide each Company Employee whose employment is terminated by Parent or any of its Subsidiaries during the one year period following the Closing Date with severance benefits that are no less favorable than the severance benefits to which similarly situated employees of the Parent or the applicable Subsidiary would have been entitled with respect to such termination.

(c)     On or before the Closing Date, the Company shall provide a list of all employees of the Company and each of its Subsidiaries who have experienced, or will experience, an “employment loss” or “layoff” (as those terms are defined in the federal Worker Adjustment Retraining Notification Act, or any analogous state or local Law (collectively, the “WARN Act”) at any time during the ninety (90) days prior to the Closing Date.

(d)     The Company shall not, and shall cause each of its Subsidiaries not to, at any time during the ninety (90) days before the Closing Date, without complying with the notice requirements and other requirements of the WARN Act, effectuate (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act) at any site of employment of the Company or any of its Subsidiaries; or (iii) any other act triggering a notice obligation under the WARN Act at any site of employment of the Company or any of its Subsidiaries.

(e)     Parent shall, or shall cause the Surviving Company to, give Company Employees full credit for such Company Employees’ service with the Company for purposes of eligibility, vesting, and determination of the level of benefits (including, for purposes of vacation and severance, but not for purposes of benefit accruals or early retirement subsidiaries under defined benefit pension plans) under any “employee-benefit plan” as defined in Section 3(3) of ERISA (or any severance or vacation plan that is not so defined) maintained by Parent or the Surviving Company excluding any retiree healthcare plans or programs equity compensation arrangements, defined benefit pension plan maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which a Company Employee participates to the same extent recognized by the Company immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits with respect to the same period of service or (y) such service was not recognized under a corresponding plan.

(f)     Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts (i) to cause any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent that provides health benefits in which Company Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such employees as of the Closing Date under the analogous Company Benefit Plan, to be waived; (ii) to honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or the Surviving Company in which they are eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) to waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing Date.

(g)     With respect to matters described in this Section 6.09, the Company will not send written notices or other written communication materials to the employees of the Company or any of its Subsidiaries without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

(h)     The provisions of this Section 6.09 are solely for the benefit of the parties to this Agreement, and no Company Employee (including any beneficiary or dependent thereof) or any other person shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.09 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Company to terminate the employment of any Company Employee at any time and for any reason; (ii) require Parent or any Surviving Company to continue any Company Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Times; or (iii) amend any Company Benefit Plans or other compensation or employee benefit plans or arrangements.

Section 6.10     Merger Sub; Parent Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.11     Ownership of Shares. Prior to the Effective Time, none of the Parent or the Merger Sub or their respective wholly owned Subsidiaries shall acquire any Shares except pursuant to this Agreement.

Section 6.12     Takeover Laws. If any antitakeover Law is or may become applicable to the Merger or the other Transactions, the Company and the Company Board shall grant all such approvals and take all such actions as are necessary or advisable so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation or provision in the Company Charter or Company Bylaws on such Transactions.

Section 6.13     Stock Exchange; Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Shares from NASDAQ and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.14     Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other Party if any of the following occur after the Agreement Date: (i) receipt of any written notice to the receiving Party from any third person alleging that the consent or approval of such third person is or may be required in connection with the Transactions and the pursuit of such consent could (in the good faith determination of such Party) reasonably be expected to prevent or materially delay the consummation of the Transactions; (ii) receipt of any notice or other communication from any Governmental Entity, NASDAQ or the NYSE (or any other securities market) in connection with the Transactions; or (iii) the occurrence of an event that would or would be reasonably likely to (A) prevent or materially delay the consummation of the Transaction or (B) result in the failure of any condition set forth in Article VII to be satisfied. In no event shall (x) the delivery of any notice by a Party pursuant to this Section 6.14 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or (y) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty.

Section 6.15     Existing Credit Agreement. The Company shall use commercially reasonable efforts to terminate the Existing Credit Agreement immediately prior to the Effective Time or, if terminating the Existing Credit Agreement is not commercially reasonable, then the Company shall use commercially reasonable efforts to obtain and deliver to Parent an executed copy of a customary payoff letter from the agents under the Existing Credit Agreement in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder or secured thereby, the termination of all commitments in connection therewith and subject to payment of the amount specified in the payoff letter, the release of all Liens securing the obligations thereunder (the “Payoff Letter”).

Section 6.16     Resignations. Prior to the Effective Time, (i) the Company shall cause any director of the Company to execute and deliver a letter effectuating his or her resignation as a director effective as of the Effective Time and (ii) at Parent’s request, the Company shall cause any officer of the Company and any director or officer of any Company Subsidiary to execute and deliver a letter effectuating his or her resignation as a director or officer, as the case may be, of such entity effective as of the Effective Time.

Section 6.17     Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes that become payable in connection with the Transactions.

ARTICLE VII

Conditions Precedent

Section 7.01     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver (where permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)     Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)     HSR; Foreign Approvals. (i) The waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) any mandatory waiting period or required consent, approval or other authorization under (A) any Regulatory Law of Germany and (B) any other applicable Regulatory Law or regulation, shall have expired or been obtained, and be in full force and effect, except where the failure to observe such waiting period or obtain a consent, approval or other authorization referred to in sub-clause (B) would not reasonably be expected to delay or prevent the consummation of the Merger or have a material adverse effect on the expected benefits of the Merger to Parent and the Company, taken as a whole.

(c)     No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Transactions.

Section 7.02     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)     Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier or specific date, in which case such representation and warranty shall be true and correct as of such earlier or specific date), except where the failure to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; provided, however, that, notwithstanding the foregoing, each of the representations and warranties of the Company set forth in Section 4.01, Section 4.02, Section 4.03 (except for the representations and warranties in Section 4.03(a), which shall be true and correct in all respects except for de minimis deviations), Section 4.04, Section 4.18, Section 4.19 and Section 4.20 shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier or specific date, in which case such representation and warranty shall be true and correct in all material respects (or, with respect to Section 4.03(a), in all respects except for de minimis deviations) as of such earlier or specific date). Parent shall have received a certificate dated the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

(b)     Performance of Obligations of the Company. The Company shall have performed all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate dated the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

(c)     Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect, and Parent shall have received a certificate dated the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.03     Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier or specific date, in which case such representation and warranty shall be true and correct as of such earlier or specific date) except where such failures to be so true and correct would not have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions; provided, however, that, notwithstanding the foregoing, each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Effective Time. The Company shall have received a certificate dated the Closing Date signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(b)     Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed all material obligations required to be performed by it (or them) under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate dated the Closing Date signed on behalf of Parent by an executive officer of Parent to such effect.

Section 7.04     Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to consummate the Merger and the other Transactions or due to the failure of such party to perform in all material respects any of its other obligations under this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01     Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (notwithstanding the receipt of the Company Shareholder Approval) (the date of any such termination, the “Termination Date”):

(a)     at any time prior to the Effective Time by mutual written consent of the Company and Parent;

(b)     at any time prior to the Effective Time by either the Company or Parent:

(i)     if the Merger shall not have been consummated on or before the six-month anniversary of the date of this Agreement (as such date is extended pursuant to the following proviso, as applicable, the “End Date”); provided, however, that if the Closing has not occurred by such date and on such date any of the conditions set forth in Section 7.01(b), Section 7.01(c), or Section 7.01(d) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VII has been satisfied, waived or remains capable of satisfaction by such date, then the End Date shall automatically be extended to the date which is the nine-month anniversary of the date of this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement directly or indirectly causes the failure of the Effective Time to occur by the End Date;

(ii)     if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Restraint permanently enjoining or otherwise prohibiting or making illegal prior to the Effective Time, the Merger, and such decision, injunction, decree, ruling, Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any Party whose breach of this Agreement has been the primary cause or primarily resulted in the issuance of such Legal Restraint; or

(iii)     if the Company Shareholders Meeting (including any adjournments or postponements thereof) shall have been held and shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to a party if the failure to obtain the Company Shareholder Approval was primarily due to the material breach by such party of this Agreement.

(c)     by the Company:

(i)     at any time prior to the Effective Time, if Parent or Merger Sub shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) shall have had a Parent Material Adverse Effect and (ii) is incapable of being cured prior to the End Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by the Company to Parent and (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants which would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b); or

(ii)     at any time prior to the receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.04; provided that (A) the Company shall have complied with Section 5.04(d) and (B) the Company pays the Termination Fee prior to, and as a condition to the effectiveness of, such termination (it being understood that the Company may, in accordance with Section 5.04(d), enter into such definitive written agreement simultaneously with such termination of this Agreement).

(d)     by Parent prior to the Effective Time:

(i)     if (A) the Company Board shall have effected an Adverse Action; or (B) the Company or any Company Subsidiary enters into an Acquisition Agreement; or

(ii)     if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b), and which breach or failure to perform is incapable of being cured prior to the End Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Parent to the Company and (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(ii) if either Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants which would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b).

Section 8.02     Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, written notice thereof shall be given to the other parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Purchaser, other than the next to last sentence of Section 6.02, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that no such termination shall relieve or release any party from any liability or damages for any fraud or willful breach of this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.  For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would cause or constitute a material breach of this Agreement.

Section 8.03     Fees and Expenses.

(a)     Except as specifically provided for herein, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement.

(b)     The Company shall pay to Parent or its designee a fee in immediately available funds of $5,600,000 (the “Termination Fee”) if:

(i)     this Agreement is terminated by the Company pursuant to Section 8.01(c)(ii), which Termination Fee shall be paid prior to or concurrently with, and as a condition of, the termination of this Agreement;

(ii)     this Agreement is terminated by Parent pursuant to Section 8.01(d)(i), which Termination Fee shall be paid within two (2) Business Days of such termination; or

(iii)     (A) this Agreement (1) is terminated by either party pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or (2) is or, at the time of a termination of this Agreement pursuant to Section 8.01, could have been (and in such case Parent provides written notice of such right to terminate to the Company within 30 days of the termination of this Agreement), terminated by Parent pursuant to Section 8.01(d)(ii), (B) an Alternative Proposal (whether or not modified after it was first made) is publicly disclosed, announced or otherwise made public, in each case other than by Parent, (x) in the case of Section 8.01(b)(i), prior to the date of termination of this Agreement, (y) in the case of Section 8.01(b)(iii), prior to the date of the Company Shareholders Meeting (including any postponements or adjournments thereof) or (z) in the case of Section 8.01(d)(ii), prior to the date of termination of this Agreement, and (C) within one (1) year following such termination the Company or any of its Subsidiaries enters into a definitive agreement providing for, or otherwise consummates, an Alternative Proposal (in each case regardless of whether such Alternative Proposal is the same Alternative Proposal described in clause (B) above or was made or consummated before or after termination of this Agreement), which Termination Fee shall be paid upon the earlier of the public announcement of the Company’s entry into any such agreement or the consummation of any such transaction; provided, however, that for purposes of this Section 8.03(b)(iii), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50.1%.

(iv)     For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)     Each of the Parties acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather is a reasonable amount that shall compensate Parent and Merger Sub in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(d)     The Company and Parent acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that, without these agreements, neither Parent nor Company would enter into this Agreement. Accordingly, (i) if the Company fails to reasonably promptly pay the amount due pursuant to Section 8.03(b), and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.

(e)     Notwithstanding any other provision of this Agreement, the parties agree that the payment of the Termination Fee shall, except in the case of fraud or willful breach of this Agreement and except for specific performance as provided in Section 9.10, be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable, and, in such circumstances, upon payment of the Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, shareholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 8.04     Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that following the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval of this Agreement or the Transactions by the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.05     Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06     Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of either Parent or the Company.

ARTICLE IX

General Provisions

Section 9.01     Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by facsimile or electronic mail; (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)     if to the Company, to:

MOCON, Inc. 7500 Mendelssohn Avenue North Minneapolis, MN 55428 Facsimile: (763) 493-6358 Email: robert.demorest@mocon.com Attention: Robert L. Demorest with a copy (which shall not constitute notice) to:

Fox Rothschild LLP 222 South Ninth Street, Suite 2000 Minneapolis, MN 55402

Facsimile:	(612) 607-7100
Email:	pmartin@foxrothschild.com
bhanson@foxrothschild.com
Attention:	Phillip B. Martin
Brett R. Hanson

(b)     if to Parent or Merger Sub, to:

AMETEK, Inc. 1100 Cassatt Road Berwyn, Pennsylvania 19312-1177
Facsimile:	(215) 323-9319
Email:	william.eginton@ametek.com
robert.feit@ametek.com
Attention:	William Eginton
Robert Feit

with a copy (which shall not constitute notice) to:

Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038
Facsimile:	(212) 806-6006
Email:	tlenson@stroock.com
jrosenbaum@stroock.com
Attention:	Todd E. Lenson
Jordan M. Rosenbaum

Section 9.03     Definitions. For purposes of this Agreement:

“Action” means any lawsuit, litigation, suit, audit, claim, complaint, demand, summons, cease and desist letter, subpoena, injunction, action, proceeding, arbitration, notice of violation or investigation or other proceeding.

“Adverse Action” means (i) the Company Board (or a duly authorized committee thereof) shall have effected an Adverse Recommendation Change, (ii) the Company fails to include the Company Board Recommendation in the Proxy Statement, (iii) the Company Board (or a duly authorized committee thereof) shall have recommended or approved any Alternative Proposal, (iv) the Company Board (or a duly authorized committee thereof) shall have failed to affirm publicly the Company Board Recommendation following any reasonable written request by Parent to provide such reaffirmation (including in the event of an Alternative Proposal having been publicly disclosed) within ten (10) calendar days following such request (but in no event later than the Business Day prior to the date of the Company Shareholders Meeting if the Company has been given such written request at least three (3) Business Days prior to the Company Shareholders Meeting), (v) the Company shall have be in material breach (or be deemed to be in material breach) of its obligations pursuant to Section 5.04 or Section 5.05 or (vi) the Company Board formally resolves to take or publicly announces an intention to take any of the foregoing actions.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Anti-Corruption Laws” means Laws relating to bribery, corruption or money laundering.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with any other directly related event, circumstance, change, condition, occurrence or effect, (a) has had, or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) prevents or materially delays the ability of the Company to consummate the Transactions; provided, however, that, in the case of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) any event, circumstance, change, condition, occurrence or effect resulting from or relating to (A) a change in general economic, political, regulatory, business, financial, credit or capital market conditions, including interest or exchange rates, (B) any change in conditions generally affecting the principal industry in which the Company and the Company Subsidiaries operate, (C) any change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof) or required by any change in applicable Law after the Agreement Date, (D) any adoption, implementation, promulgation, repeal or modification of any applicable Law after the Agreement Date, (E) any outbreak, escalation or acts of armed hostility, terrorism or war, (F) changes proximately caused by the announcement of the execution of this Agreement or the pendency of the Transactions (provided that the exceptions in this clause (F) shall not apply to any representations or warranties contained in Section 3.05 unless otherwise disclosed in Section 3.05 of the Company Disclosure Letter), or (G) compliance with the express terms of, or the taking of any action expressly required by, this Agreement (excluding the Company operating in the ordinary course of business) or the taking of any action consented to or requested in writing by Parent prior to the taking of such action; provided further that the exceptions set forth in (A), (B), (C), (D) and (E) of this clause (i) shall apply only to the extent that such event, circumstance, change, condition, occurrence or effect does not have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and the Company Subsidiaries operate; (ii) any legal proceedings made or brought by any current or former securityholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any transactions contemplated by this Agreement; or (iii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Shares (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect).

“Company Representatives” means the Company’s and its Subsidiary’s officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the MOCON, Inc. 2015 Equity Incentive Plan; the MOCON, Inc. 2006 Stock Incentive Plan, as amended; and the MOCON, Inc. 1998 Stock Option Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Consent” means any consent, approval, clearance, waiver, order or Permit.

“Contract” means any legally binding contract, subcontract, agreement, sales or purchase order, note, bond, mortgage, indenture, Lease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.

“Environmental Laws” shall mean all federal, state, local and foreign laws, regulations, ordinances, requirements of Governmental Entities, and common law relating to pollution, exposure to Hazardous Substances, or to the protection of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, laws and regulations relating to (i) emissions, discharges, Releases or threatened Releases of, or exposure to, Hazardous Substances, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Substances, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Substances, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, or (v) the preservation of the environment or mitigation of adverse effects on the environment but shall not include any claims relating to products liability.

“Environmental Permits” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Entity relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” means the Credit Agreement, dated as of March 28, 2012, by and between the Company and Wells Fargo Bank, National Association, as amended, restated, or otherwise modified prior to the Agreement Date.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its Affiliates) incurred (whether or not billed) at any time (whether before or after the Agreement Date) by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, and in the case of Parent, with respect to its due diligence investigation of the Company and the Company Subsidiaries.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Governmental Entity” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, arbitration tribunal, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational.

“Hazardous Substance” shall mean any material or substance or waste as to which liability or standards of conduct may be imposed under any Environmental Law, and including chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances regulated due to a potential adverse effect on human health or the environment.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes, mortgages, indentures or similar instruments or securities, (iii) all payment obligations under any interest rate swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk, or currency, commodity, swap, collar, rate cap, call option or other derivatives, (iv) amounts owing on deferred purchase price for the purchase of any property, (v) any capital lease obligations, (vi) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person or (vii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other indebtedness or obligations of a type described in clauses (i) – (vi) of any other Person.

“Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (iii) copyrights and copyrightable subject matter (“Copyrights”); (iv) rights in computer programs (whether in source code, object code or other form), algorithms, databases, compilations and data; (v) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (vi) all rights in the foregoing and in other similar intangible assets; (vii) all applications and registrations for the foregoing; and (viii) all rights and remedies against, and the right to collect damages based on, past, present and future infringement, misappropriation or other violation thereof.

“Judgment” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge after due inquiry of the executive officers and other employees of the Company set forth in Section 9.03 of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge after due inquiry of William Eginton and Robert Feit.

“Law” any federal, state, local or foreign (non-United States) law, common law, statute, ordinance or law, or any rule, regulation, standard, Judgment or agency requirement of, any Governmental Entity.

“Liens” means all pledges, liens, easements, covenants, rights-of-way, encroachments, restrictions, charges, mortgages, encumbrances, adverse claims, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever, or any other type of preferential arrangement.

“NASDAQ” means the NASDAQ Stock Market.

“NYSE” means the New York Stock Exchange.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or taken together with other facts, circumstances, occurrences, effects, changes, events or developments, is or would be reasonably likely to prevent or materially impair, interfere with, hinder or delay the consummation of the Transactions.

“Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Entity.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business and which individually or in the aggregate are not material; (ii) Liens for Taxes, utilities and other charges payable to Governmental Entities that are not due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and, in each case, for which adequate accruals or reserves have been established on the books and records in each case in accordance with GAAP; (iii) zoning, building code and other land use Laws which are imposed by Governmental Entities that do not materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (iv) statutory Liens of landlords for amounts that are not due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (v) Liens resulting from securities Laws that are not substantial in character, amount or extent in relation to the applicable property and do not materially detract from the value of such property; (vi) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements that are not substantial in character, amount or extent in relation to the applicable property and do not materially detract from the value of such property; and (vii) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Liens that (A) are disclosed in the public records or (B) are not substantial in character, amount or extent in relation to the applicable real property and do not materially detract from the value of such property based upon its current use nor interfere in any material or adverse respect with the current use, operation or occupancy by the Company or any Company Subsidiary of such applicable property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Proxy Statement Clearance Date” means the earlier of (i) the date on which the Company learns, orally or in writing, that the Proxy Statement will not be reviewed by the SEC, including the first Business Day that is at least ten (10) calendar days after the filing of the preliminary Proxy Statement if the SEC has not informed the Company that it intends to review the Proxy Statement, and (ii) in the event that the Company receives comments from the SEC on the preliminary Proxy Statement, the first Business Day immediately following the date the Company learns, orally or in writing, that the SEC staff has no further comments on the preliminary Proxy Statement.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Representatives” means a Person’s officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person).

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms, elections, claims for refund and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes, including all schedules or attachments thereto.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.04     Interpretation.

(a)     When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Documents, materials and information are deemed to have been “made available” to Parent and Merger Sub, if such documents, materials or information were available for review by such person and its Representatives through the electronic data room “Data Room” entitled “Project Atom,” which is hosted by Intralinks (https://services.intralinks.com) in connection with the Transactions or disclosed in a SEC Report filed and publicly available, in each case, at least two (2) Business Days prior to the date of this Agreement.

Section 9.05     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06     Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07     Entire Agreement; No Third-Party Beneficiaries; No Recourse. This Agreement, taken together with the Company Disclosure Letter and the Confidentiality Agreement and the other documents delivered pursuant hereto, constitute the entire agreement of the Parties, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions, and except for Section 6.05(c), this Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.08     GOVERNING LAW. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION OR PROCEEDING (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE; EXCEPT TO THE EXTENT THAT THE MBCA MANDATORILY APPLIES AND GOVERNS THE MERGER.

Section 9.09     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned subsidiary of Parent. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns.

Section 9.10     Specific Enforcement; Jurisdiction; Venue. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Transactions. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court located within the State of Delaware for the purpose of any Action (whether, in contract, tort, equity or otherwise) relating to this Agreement or the Transactions; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the aforesaid courts.

Section 9.11     WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

COMPANY: MOCON, INC.

By:	/s/ Robert L. Demorest
	Name:	Robert L. Demorest
	Title:	President and CEO

PARENT: AMETEK, INC.

By:	/s/ Robert S. Feit
	Name:	Robert S. Feit
	Title:	Senior Vice President, General Counsel

MERGER SUB: AMETEK ATOM, INC.

By:	/s/ Robert S. Feit
	Name:	Robert S. Feit
	Title:	Vice President

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	41
Acquisition Agreement	37
Action	62
Adverse Recommendation Change	39
Affiliate	62
Agreement	1
Agreement Date	1
Alternative Proposal	41
Anti-Corruption Laws	62
Articles of Merger	3
Business Day	62
Certificate	4
Closing	3
Closing Date	3
Code	63
Collective Bargaining Agreements	30
Company	1
Company Assets	28
Company Benefit Plans	21
Company Board	1
Company Board Recommendation	1
Company Bylaws	2
Company Capital Stock	12
Company Charter	2
Company Common Stock	1
Company Disclosure Letter	11
Company Employee	51
Company Financial Advisor	32
Company Indemnified Parties	49
Company Material Adverse Effect	63
Company Representatives	63
Company SEC Documents	15
Company Shareholder Approval	14
Company Shareholders Meeting	43
Company Stock Option	63
Company Stock Plans	63
Company Subsidiary	63
Company Voting Debt	13
Confidentiality Agreement	44
Consent	63
Contract	63
Copyrights	65
Current Offering Period	34
Data Room	68

Dissenter’s Rights	7
Dissenting Shares	4
DOJ	45
Effective Time	3
End Date	56
Environmental Laws	64
Environmental Permits	64
ERISA	64
ERISA Affiliate	64
ESPP	12
Exchange Act	64
Excluded Contract	26
Excluded Shares	4
Existing Credit Agreement	64
Expenses	64
FCPA	64
Filed Company Contract	25
Filed Company SEC Documents	11
FTC	45
GAAP	15
Governmental Approvals	45
Governmental Entity	64
Hazardous Substance	65
HSR Act	9
Indebtedness	65
Intellectual Property Rights	65
Intervening Event	41
Judgment	65
Knowledge	65
Law	66
Leased Real Property	27
Legal Restraints	55
Letter of Transmittal	4
Liens	66
Material Contract	26
Maximum Amount	50
MBCA	1
Merger	1
Merger Consideration	1
Merger Sub	1
Merger Sub Board	67
Merger Sub Common Stock	3
NASDAQ	66
Non-U.S. Plan	23
Notice of Adverse Recommendation Change	39
NYSE	66

Opinion	32
Owned Real Property	27
Parent	1
Parent Benefit Plans	52
Parent Board	66
Parent Material Adverse Effect	66
Party	1
Patents	65
Paying Agent	4
Payment Fund	4
Payoff Letter	54
Permits	66
Permitted Liens	66
Person	67
Proxy Statement	18
Proxy Statement Clearance Date	67
Real Estate Leases	27
Registered Intellectual Property Rights	28
Regulatory Laws	67
Representatives	67
SEC	67
Securities Act	67
Shares	1
SOX	67
Subsidiary	67
Surviving Company	2
Tax Returns	67
Taxes	68
Termination Date	56
Termination Fee	58
Trademarks	65
Transactions	1
Undesignated Capital Stock	12
WARN Act	52
Withdrawal Liability	68